SHUMAKER, LOOP & KENDRICK, LLP

ATTORNEYS AT LAW

BANK OF AMERICA PLAZA, SUITE 2800

101 EAST KENNEDY BOULEVARD

TAMPA, FLORIDA 33602

(813) 229-7600

FAX (813) 229-1660

MAILING ADDRESS:

POST OFFICE BOX 172609

TAMPA, FLORIDA 33672-0609

December 19, 2006

Jeffrey Riedler, Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Oragenics, Inc. Post-Effective Amendment No. 1 to Form SB-2 Registration Statement Filed December 5, 2006 File No. 333-125660

Dear Mr. Riedler:

On behalf of Oragenics, Inc. (the “Company”), set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated December 12, 2006, with respect to Oragenics’ Amendment No. 1 to Form SB-2 Registration Statement (333-125660). For your convenience, the Staff’s comments are set forth in bold and followed by our response.

Comments

1.	Please revise your registration statement to identify and provide the signature of the controller or principal accounting officer.

Response:	The registration statement has been revised to indicate that our Interim Chief Financial Officer, Robert T. Zahradnik, has also signed in his capacity as the Company’s principal accounting officer.

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Should you have any questions or clarifications of the matters raised in this letter please contact me at (813) 227-2226.

Sincerely,

/s/ Darrell C. Smith

Darrell C. Smith

cc: Robert Zahradnik, President and Chief Executive Officer